Results of Special Meeting
A special meeting of the shareholders of the Varsity/Monetta Intermediate Bond Fund, formerly the Orion/Monetta
Intermediate Bond Fund was held on January 29, 2015, for the shareholders of record as of December 5, 2014, to vote on the following proposal, the result of which is provided below.

To approve a new sub-advisory agreement between Monetta Finanical Services, Inc. and Varsity Asset Management,
LLC ("Varsity")  to enable Varsity to continue managing the Fund.  No increase in fees is being proposed.

For 373,381
Against 6,385
Abstain 64,193

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